Inhibikase Therapeutics, Inc.

3350 Riverwood Parkway SE, Suite 1900

Atlanta, GA 30339

February 9, 2022

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Life Sciences

100 F Street, NE

Washington, D.C. 20549

Attn: Jordan Nimitz

Re:	Inhibikase Therapeutics, Inc.
Registration Statement on Form S-3
SEC File No. 333-262551
Filed February 4, 2022

Ladies and Gentlemen:

Pursuant to Rule 461 of Regulation C of the General Rules and Regulations under the Securities Act of 1933, as amended, Inhibikase Therapeutics, Inc. (the “Company”) hereby requests that the effective date of the Company’s Registration Statement on Form S-3 (File No. 333-262551) (the “Registration Statement”) be accelerated so that the Company’s Registration Statement will become effective at 5:00 PM, eastern standard time, on February 11, 2022, or as soon thereafter as is practicable, or at such other time thereafter as our counsel, Troutman Pepper Hamilton Sanders LLP, may request by telephone. Once the Registration Statement has been declared effective, please orally confirm that event with our counsel, Troutman Pepper Hamilton Sanders LLP, by calling Merrill M. Kraines at (212) 808-2711.

INHIBIKASE THERAPEUTICS, INC.

By:	/s/ Milton H. Werner, Ph.D.
Milton H. Werner, Ph.D.
President and Chief Executive Officer

Cc: Merrill M. Kraines, Troutman Pepper Hamilton Sanders LLP